UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67287 / June 28, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14886

_____

In the Matter of

ALDEROX, INC.,
APPLIED SOLAR, INC.,
ARTES MEDICAL, INC.,
ASKMENOW, INC.,
BLINK LOGIC INC., and
CONVERGENCE ETHANOL, INC.

_____

:
:
:
:
:
:
:
:

ORDER MAKING FINDINGS
AND REVOKING REGISTRATIONS
BY DEFAULT AS TO FOUR
RESPONDENTS

        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 18, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Alderox, Inc. (Alderox), Applied Solar, Inc. (Applied Solar), AskMeNow, Inc. (AskMeNow), and Blink Logic Inc. (Blink Logic) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. [1]

        The Office of the Secretary and the Division have provided evidence that it served the OIP on Respondents by May 21, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Respondents were required to file Answers within ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Respondents were ordered to show cause by June 18, 2012, why the registration of their securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). To date, no Respondent has filed an Answer or responded to the order to show cause. Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

        Alderox (CIK No. 1100091) is a delinquent Colorado corporation located in San Clemente, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alderox is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported a net loss of $5,525,941 for the prior nine months. On December 7, 2009, Alderox filed a

_____

[1] The proceeding has ended as to Convergence Ethanol, Inc. See Alderox, Inc., Exchange Act Release No. 67117 (June 5, 2012). This proceeding is still ongoing as to Artes Medical, Inc., which is in settlement discussions with the Division of Enforcement.

Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was closed on July 7, 2011. As of May 11, 2012, the common stock of Alderox was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Applied Solar (CIK No. 1176193) is a revoked Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Applied Solar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2009, which reported a net loss of $38,780,000 for the prior nine months. On July 24, 2009, Applied Solar filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 petition on December 23, 2009, and was still pending as of May 11, 2012. As of May 11, 2012, the common stock of Applied Solar was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

AskMeNow (CIK No. 1104538) is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AskMeNow is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $10,884,045 for the prior three months. As of May 11, 2012, the common stock of AskMeNow was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Blink Logic (CIK No. 81350) is a revoked Nevada corporation located in San Rafael, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Blink Logic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009. As of May 11, 2012, the common stock of Blink Logic was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Alderox, Inc., Applied Solar, Inc., AskMeNow, Inc., and Blink Logic Inc.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Alderox, Inc., Applied Solar, Inc., AskMeNow, Inc., and Blink Logic Inc. is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge